SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 4

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

John E. Bonn

1717 Main Street, Suite 5200

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Southcross Energy LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
(14)	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Southcross Energy LLC (“SELLC”) ceased to beneficially own any securities of the Issuer as a result of the extinguishment of the equity in Southcross Holdings LP (“Holdings”) and Southcross Holdings GP LLC (“Holdings GP”) held by SELLC on April 13, 2016 in connection with a reorganization of Holdings, Holdings GP and certain of their affiliates under a joint prepackaged plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code.

(1)	NAME OF REPORTING PERSONS Charlesbank Capital Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0(1)
(14)	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Charlesbank Capital Partners, LLC (“Charlesbank”) is the general partner of (i) Charlesbank Coinvestment Partners, Limited Partnership (“Coinvest”) and (ii) Charlesbank Equity Fund VI GP, Limited Partnership (“Equity VI GP”). Equity Fund VI GP is the general partner of each of Charlesbank Equity Fund VI, Limited Partnership (“Fund VI”), CB Offshore Equity Fund VI, L.P. (“Offshore VI”), and Charlesbank Equity Coinvestment Fund VI, Limited Partnership (“Coinvest VI” and together with Fund VI and Offshore VI, the “Charlesbank Funds”). Offshore VI is the sole shareholder of CB-Southcross Holdings, Inc. Pursuant to an investment and advisory agreement with each of the Charlesbank Funds, Charlesbank has authority to vote securities held by the Charlesbank Funds and to decide which securities to purchase and sell for the Charlesbank Funds. The Charlesbank Funds hold of record an approximate 85.2% membership interest in Southcross Energy LLC (“SELLC”). SELLC ceased to beneficially own any securities of the Issuer as a result of the extinguishment of the equity in Southcross Holdings LP (“Holdings”) and Southcross Holdings GP LLC (“Holdings GP”) held by SELLC on April 13, 2016 in connection with a reorganization of Holdings, Holdings GP and certain of their affiliates under a joint prepackaged plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. Therefore, on April 13, 2016, Charlesbank ceased to beneficially own any securities of the Issuer.

(1)	NAME OF REPORTING PERSONS Southcross Holdings GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 43,098,135 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 43,098,135 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,098,135 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%(3)
(14)	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Southcross Holdings GP LLC (“Holdings GP”) is the non-economic general partner of Holdings. Therefore, Holdings GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(3)	Based upon 36,542,194 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 2, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 43,098,135 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 43,098,135 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,098,135 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%(3)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Therefore, Holdings may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(3)	Based upon 36,542,194 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 2, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 43,098,135 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 43,098,135 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,098,135 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%(3)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”). Therefore, Guarantor GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(3)	Based upon 36,542,194 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 2, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 43,098,135 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 43,098,135 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,098,135 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%(3)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Therefore, Guarantor may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(3)	Based upon 36,542,194 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 2, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 43,098,135 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 43,098,135 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,098,135 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%(3)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“Borrower GP”). Therefore, Borrower GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights, and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(3)	Based upon 36,542,194 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 2, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 43,098,135 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 43,098,135 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,098,135 (1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.3%(3)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) directly owns 14,646,129 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(3)	Based upon 36,542,194 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 2, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on August 14, 2014, as amended on May 21, 2015, February 18, 2016, and April 6, 2016 (as amended, the “Original Schedule 13D” and, as amended by this Amendment, this “Schedule 13D”), and is being jointly filed by the Reporting Persons with respect to the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”), Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) and subordinated units representing limited partner interests (“Subordinated Units”) of Southcross Energy Partners, L.P. The name of the issuer is Southcross Energy Partners, L.P. (“SXE”), and the address of the principal executive offices of SXE is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

The Class B Convertible Units (including, without limitation, the Unpaid Class B PIK Rights equivalent to the Class B Convertible Units) convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date (as those terms are defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein); the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Borrower (as defined below) was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

Southcross Energy LLC and Charlesbank Capital Partners, LLC previously filed on Schedule 13G on February 19, 2013, and this Schedule 13D amends and restates such Schedule 13G in its entirety. As of April 13, 2016, Southcross Energy LLC and Charlesbank Capital Partners, LLC ceased to be the beneficial owner of any interests in the Issuer.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) through (c) The following describes the identities and principal businesses of the parties jointly filing this Schedule 13D:

Southcross Energy LLC (“SELLC”) is a Delaware limited liability company. The principal business of SELLC is to hold equity interests in Southcross Holdings LP and Southcross Holdings GP LLC. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Charlesbank Capital Partners, LLC (“Charlesbank”) is a Massachusetts limited liability company. The principal business of Charlesbank is to provide investment advisory and management services to pooled investment vehicles. Charlesbank is the general partner of (i) Charlesbank Coinvestment Partners, Limited Partnership (“Coinvest”) and (ii) Charlesbank Equity Fund VI GP, Limited Partnership (“Equity VI GP”). Equity Fund VI GP is

the general partner of each of Charlesbank Equity Fund VI, Limited Partnership (“Fund VI”), CB Offshore Equity Fund VI, L.P. (“Offshore VI”), and Charlesbank Equity Coinvestment Fund VI, Limited Partnership (“Coinvest VI” and together with Fund VI and Offshore VI, the “Charlesbank Funds”). Offshore VI is the sole shareholder of CB-Southcross Holdings, Inc. The address of its principal office is 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

Southcross Holdings GP LLC (“Holdings GP”) is a Delaware limited liability company. The principal business of Holdings GP is to serve as the general partner of Southcross Holdings LP. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings LP (“Holdings”) is a Delaware limited partnership. The principal business of Holdings is to hold, directly or indirectly, equity interests in Southcross Holdings Guarantor GP LLC, Southcross Holdings Guarantor LP, Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP, Southcross Energy Partners GP, LLC and SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Guarantor GP LLC (“Guarantor GP”) is a Delaware limited liability company. The principal business of Guarantor GP is to serve as the general partner of Guarantor. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Guarantor LP (“Guarantor”) is a Delaware limited partnership. The principal business of Guarantor is to hold, directly or indirectly, equity interests in Southcross Holdings Borrower GP LLC, Southcross Holdings Borrower LP and SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Borrower GP LLC (“Borrower GP”) is a Delaware limited liability company. The principal business of Borrower GP is to serve as the general partner of Borrower. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Borrower LP (“Borrower”) is a Delaware limited partnership. The principal business of Borrower is to hold equity interests in SXE. The address of its principal office is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

SELLC, Charlesbank, Holdings GP, Holdings, Guarantor GP, Guarantor, Borrower GP and Borrower are referred to in this Schedule 13D collectively as the “Reporting Persons” and individually as a “Reporting Person.” As a result of the relationship of the Reporting Persons, the Reporting Persons constitute a “group” under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended.

Set forth on Appendix 1 (constituting a part of this Schedule 13D) are the names, business addresses and positions of the respective executive officers and directors, as applicable, of the Reporting Persons and other persons controlling the Reporting Persons (collectively, the “Controlling Persons”).

(d) During the past five years, no Reporting Person and no Controlling Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no Reporting Person and no Controlling Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Controlling Persons who are natural persons are United States citizens.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 14, 2014, a copy of which is filed with this Schedule 13D as Exhibit 7 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provision of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

EIG BBTS Holdings, LLC (“EIG”) and TW Southcross Aggregator LP (“SXE Aggregator”) each own 33.3% of each of Holdings and Holdings GP and have each filed a separate Schedule 13D, as amended, with respect to the securities to which this Schedule 13D relates.

As a result of the relationship of the Reporting Persons, the Tailwater Parties (as defined below) and the EIG Parties (as defined below) among themselves with respect to the August 2014 transactions described in Items 3 through 6 of this Schedule 13D, each of such parties may have been or continue to be members of a “group” under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Common Units, the Class B Convertible Units, Unpaid Class B PIK Rights, and the Subordinated Units reported as beneficially owned by the Reporting Persons in this Schedule 13D, although the Reporting Persons do not affirm that, notwithstanding that such a group may have initially existed as of the closing of such transactions giving rise to the acquisition of beneficial ownership of such Common Units, Class B Convertible Units, Unpaid Class B PIK Rights, and Subordinated Units, such group is deemed to continue from and after such closing.

Item 3. Source and Amount of Funds or Other Consideration

On August 4, 2014, SXE closed its previously reported transactions pursuant to that certain Contribution Agreement, dated June 11, 2014 (the “Drop-Down Contribution Agreement”), among SXE, Southcross Energy GP LLC, a subsidiary of SXE, and TexStar Midstream Services, LP (“TexStar”), a wholly-owned subsidiary of BBTS-B, pursuant to which SXE acquired TexStar’s rich gas system (the “Rich Gas System”) through TexStar’s contribution to subsidiaries of SXE of TexStar’s equity interest in the entities that own the Rich Gas System (the “Drop-Down Contribution”). Pursuant to the Drop-Down Contribution Agreement, in exchange for the Drop-Down Contribution, SXE (a) paid TexStar cash and (b) issued to TexStar 14,633,000 Class B Convertible Units. The Drop-Down Contribution and actions occurring in connection therewith are described in the Current Report on 8-K of SXE dated August 4, 2014, as filed with the Securities and Exchange Commission.

Immediately following the Drop-Down Contribution, on August 4, 2014, SELLC, which held 100% of Southcross Energy Partners GP, LLC, the general partner of SXE (“SXE GP”), and 1,863,713 Common Units, 12,213,713 Subordinated Units and 229,716 Series A preferred units of SXE, closed its previously announced transaction to combine with TexStar pursuant to that certain Contribution Agreement, dated June 11, 2014 (the “Primary Contribution Agreement”), among BBTS-B, SELLC and Holdings. Prior to the consummation of such transactions, SELLC elected to convert all of its Series A preferred units into 252,687 Common Units. Pursuant to the Primary Contribution Agreement, (i) BBTS-B contributed (through Holdings) to Borrower, an indirect wholly owned subsidiary of Holdings, (a) 100% of the outstanding limited partnership interest in TexStar and (b) 100% of the outstanding limited liability company interest in TexStar Midstream GP, LLC, the sole general partner of TexStar, and (ii) SELLC contributed (through Holdings) to Borrower (a) 2,116,400 Common Units, (b) 12,213,713 Subordinated Units and (c) 100% of the interest in SXE GP (the “Combination Transaction”). TexStar then distributed to Borrower the Class B Convertible Units acquired by it in the Drop-Down Contribution. In connection with, and as a part of, the Combination Transaction, SELLC and BBTS-B each received equity interests in Holdings and its general partner, Holdings GP.

On December 5, 2014, BBTS-B distributed (the “BBTS Distribution”) its approximately 69.5% interest in Holdings and its approximately 70.4% interest in Holdings GP (together, the “BBTS Interest”) to BBTS Guarantor LP (“Guarantor LP”), Guarantor LP distributed the BBTS Interest to BlackBrush TexStar LP (“Blackbrush”), and Blackbrush distributed (i) 51.14% of the BBTS Interest to EIG BBTS Holdings, LLC (formally named EIG Blackbrush Holdings, LLC) (“EIG”), which resulted in EIG becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 35.5% of Holdings and approximately 36% of Holdings GP, and (ii) 48.86% of the BBTS Interest to TW BBTS Aggregator LP (“Aggregator”), which resulted in Aggregator becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 34% of Holdings and approximately 34.5% of Holdings GP. At that time, SELLC held 29.2% of Holdings and 29.6% of Holdings GP and affiliates of Energy Capital Partners Mezzanine Opportunities Fund and GE Energy Financial Services owned certain additional ownership interests in Holdings as well.

On May 7, 2015, SXE entered into a Purchase, Sale and Contribution Agreement (the “Holdings Drop-Down Contribution Agreement”) by and among Southcross CCNG Gathering Ltd., Southcross NGL Pipeline Ltd., FL Rich Gas Services, LP, TexStar Midstream Utility, LP (“TexStar Utility”), Frio LaSalle Pipeline, LP (“Frio”), and Holdings (Holdings, together with the TexStar Utility and Frio, the “Sellers”), pursuant to which SXE acquired gathering, treating, compression, and transportation assets from the Sellers for $15 million in cash and 4,500,000 new common units issued to Borrower, through Holdings (the “Holdings Drop-Down Contribution”). The Holdings Drop-Down Contribution and actions occurring in connection therewith are described in the Current Report on 8-K of SXE dated May 8, 2015, as filed with the Securities and Exchange Commission.

On November 5, 2014, February 9, 2015, May 8, 2015, August 10, 2015 and November 9, 2015, Holdings received 256,078, 260,558, 265,118, 269,758 and 274,478, respectively (for a total of 1,325,990) Class B PIK Units from the Issuer as distributions on the Class B Convertible Units pursuant to the terms of the Partnership Agreement. Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”). Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

On March 28, 2016, Holdings, Holdings GP, Guarantor, Guarantor GP, Borrower, Borrower GP, and certain of their affiliates (collectively, “Debtors”) filed a joint prepackaged plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code (the “Plan”) in the United States Bankruptcy Court for the Southern District of Texas. Pursuant to that certain Restructuring Support and Lock-Up Agreement, dated March 21, 2016, by and among Debtors, SELLC, TW BBTS Aggregator LP (“BBTS Aggregator”), and EIG and the other parties thereto (the “RSA”), BBTS Aggregator and EIG each agreed to provide to Holdings an aggregate of $85 million in the form of cash and debtor-in-possession financing in exchange for the right for each to receive 33.33% of the new equity interests in each of Holdings GP and Holdings (the “Reorganized Holdings Equity”) following Debtors’ emergence from bankruptcy. On April 13, 2016 (the “Plan Effective Date”), the existing equity interests in Holdings GP and Holdings were extinguished, including the interests formerly owned by Southcross Energy LLC. In exchange for each of BBTS Aggregator and EIG contributing $85 million to Holdings, consisting of $42.5 million in cash and $42.5 million in debtor-in-possession financing, Southcross Aggregator and EIG each received 33.33% of the outstanding equity interests in each of Holdings GP and Holdings.

On May 2, 2016, pursuant to the Equity Cure Agreement (as defined and described in Item 6), Holdings contributed from cash on hand $11,884,000 to SXE and, in exchange, SXE issued 8,029,729 Common Units to Borrower.

Item 4. Purpose of Transaction.

The information set forth or incorporated in Item 3 is incorporated by reference in this Item 4.

The Reporting Persons acquired 2,116,400 of the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution and to establish a structure for common ownership and control of the Common Units, Class B Convertible Units and Subordinated Units through Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by SELLC, EIG, and Aggregator. The Reporting Persons acquired an additional 4,500,000 Common Units as part of the consideration for SXE to acquire certain assets through the Holdings Drop-Down Contribution. The Reporting Persons acquired an additional 1,325,990 Class B PIK Units and Class B PIK Rights equivalent to 279,303 Class B Convertible Units, as described in Item 3 of this Schedule 13D. As a result of the relationships described in Item 2 and Item 5 of this Schedule 13D, each of the Reporting Persons may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by Borrower.

(a) Beginning with the fiscal quarter of SXE ending on September 30, 2014 until the Class B Conversion Date, SXE will make quarterly distributions to Borrower payable in Class B PIK Units (as defined in the Partnership Agreement) pursuant to calculations in the Partnership Agreement. On the Class B Conversion Date, all Class B Convertible Units and Class B PIK Units will automatically convert into Common Units at the Class B Conversion Rate and participate in cash distributions pari passu with all other Common Units.

Each of the Reporting Persons and each of the Controlling Persons may make additional purchases of Common Units, either in the open market or in private transactions, although there are no current plans or proposals of the acquisition of additional Common Units (other than upon conversion of Class B Convertible Units or

Subordinated Units as described in Item 1, as may occur as a result of the exchange or distribution of equity securities of SXE for or on account of interests in Holdings as described in Item 6, or pursuant to the Equity Cure Agreement as described in Item 6). In connection with the Combination Transaction, Holdings and its subsidiaries waived their right to receive distributions on the Subordinated Units that would cause the distributable cash flow ratio of SXE (defined as Distributable Cash Flow (as defined on the Partnership Agreement) as of a given date divided by total cash distributed by SXE on such date) to be less than 1.0, such waiver to terminate and be of no further force or effect when SXE can make a distribution on all outstanding Subordinated Units and maintain a distributable cash flow ratio of at least 1.0. As described in the second paragraph of Item 6, holders of Common Units have certain registration rights with respect to the resale of Common Units. With respect to the fourth fiscal quarter of 2014 of SXE, Holdings, on behalf of Borrower, also waived the requirement that any distribution owed to Borrower for that quarter be paid within 45 days of the end of the quarter, provided that the distribution would be paid before or in conjunction with the filing of SXE’s 2014 Annual Report on Form 10-K. SXE paid a distribution of $0.28 per unit on the Subordinated Units to Borrower in conjunction with the filing of SXE’s 2014 Annual Report on Form 10-K.

As described in the sixth paragraph of Item 6, which is incorporated herein by reference, under the terms of the Revolving Credit Agreement (as defined in Item 6), the Issuer has the right to cure a default with respect to a financial covenant in the Revolving Credit Agreement by having Holdings purchase equity interests in or make capital contributions to the Issuer that result in proceeds that would satisfy the requirements of such financial covenant.

(b) There are no current plans or proposals which relate to or would result in any future extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions described herein.

(c) There are no current plans or proposals to have any future sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) In connection with the Plan and the emergence of Holdings from bankruptcy, Jon Biotti resigned from the SXE GP Board, effective as of April 13, 2016. Mr. Biotti’s resignation did not result from a disagreement with SXE GP. David W. Biegler, Nicholas J. Caruso, Jr. Jason H. Downie, Wallace C. Henderson, Jerry W. Pinkerton, Ronald G. Steinhart, and Bruce A. Williamson continued on the Board.

(e) The information set forth or incorporated in Item 1 regarding Unpaid Class B PIK Rights and Item 4(a) is incorporated by reference in this Item 4(e). The Reporting Persons or the Controlling Persons do not have any current plans or proposals to change the capitalization or dividend policy of the Issuer.

(f) There are no current plans or proposals for any future material changes in the Issuer’s business or corporate structure other than as described in Item 3 and other parts of Item 4, which are incorporated by reference in this Item 4(f).

(g) In connection with the Drop-Down Contribution, the Second Amended and Restated Agreement of Limited Partnership of SXE, dated April 12, 2013, was amended and restated as the Third Amended and Restated Agreement of Limited Partnership of SXE, dated August 4, 2014, to authorize the Class B Convertible Units and establish the rights, powers and preferences of the Class B Convertible Units, and the Amended and Restated Limited Liability Company Agreement of SXE GP, dated November 7, 2012, was amended and restated as the Second Amended and Restated Limited Liability Company Agreement of SXE, dated August 4, 2014 (the “SXE GP Agreement”).

On the Plan Effective Date, EIG, Southcross Aggregator and those certain term loan lenders (the “Lenders”) under that certain credit agreement, dated August 4, 2014 (the “Holdings Credit Agreement”), as amended by that certain temporary limited waiver and first amendment to the Holdings Credit Agreement dated January 13, 2016, by and among the lenders party thereto, certain affiliates of Holdings, and the other parties thereto, entered into that certain Third Amended and Restated Limited Liability Company Agreement of Holdings GP dated April 13, 2016 (the “Holdings GP Agreement”) and that certain Third Amended and Restated Agreement of Limited Partnership of Holdings LP dated April 13, 2016 (the “Holdings LP Agreement”). Pursuant to the Plan, EIG and Southcross Aggregator each own 33.33% of each of Holdings GP and Holdings, respectively, and the Lenders own 33.34% of each of Holdings GP and Holdings. Pursuant to the Holdings GP Agreement, so long as (i) EIG is a Designating Party (as defined in the Holdings GP Agreement), EIG has the right to designate two directors to the Holdings GP Board, (ii) Tailwater is a Designating Party, Tailwater has the right to designate two directors to the Holdings GP Board, and (iii) the Lenders are a Designating Party, the Lender Majority (as defined in the Holdings GP Agreement) have the right to designate two directors to the Holdings GP Board. Pursuant to the

Holdings GP Agreement, so long as (i) EIG is a Designating Party, EIG has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director (as defined in the Holdings GP Agreement)), (ii) Tailwater is a Designating Party, Tailwater has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director), and (iii) the Lenders is a Designating Party, the Lender Majority has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director). The Partnership Agreement, the SXE GP Agreement, the Holdings GP Agreement and the Holdings LP Agreement govern the voting and disposition of Common Units held by Borrower.

(h) There are no current plans or proposals to cause in the future a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) There are no current plans or proposals to cause in the future a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) There are no current plans or proposals similar to other actions required to be disclosed other than as described in Item 3 and other parts of Item 4, which are incorporated by reference in this Item 4(j).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a and b) As of May 2, 2016, 36,542,194 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units, and 12,213,713 Subordinated Units are outstanding. The Class B Convertible Units (including, without limitation, the Unpaid Class B PIK Rights equivalent to Class B Convertible Units) convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Reporting Persons, each of the Reporting Persons is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 43,098,135 Common Units, which constitutes approximately 66.3% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units, Unpaid Class B PIK Rights, and Subordinated Units).

Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights. Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

Southcross Energy LLC

Amount Beneficially Owned: 0(1)

Percentage: 0%(1)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 0(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 0(1)

Charlesbank Capital Partners, LLC

Amount Beneficially Owned: 0(2)

Percentage: 0%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 0 (2)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 0(2)

Southcross Holdings GP LLC

Amount Beneficially Owned: 43,098,135(3)(4)

Percentage: 66.3%(5)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 43,098,135(3)(4)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 43,098,135(3)(4)

Southcross Holdings LP

Amount Beneficially Owned: 43,098,135(3)(4)

Percentage: 66.3%(5)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 43,098,135(3)(4)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 43,098,135 (3)(4)

Southcross Holdings Guarantor GP LLC

Amount Beneficially Owned: 43,098,135(3)(4)

Percentage: 66.3%(5)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 43,098,135(3)(4)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 43,098,135(3)(4)

Southcross Holdings Guarantor LP

Amount Beneficially Owned: 43,098,135(3)(4)

Percentage: 66.3%(5)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 43,098,135(3)(4)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 43,098,135(3)(4)

Southcross Holdings Borrower GP LLC

Amount Beneficially Owned: 43,098,135(3)(4)

Percentage: 66.3%(5)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 43,098,135(3)(4)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 43,098,135(3)(4)

Southcross Holdings Borrower LP

Amount Beneficially Owned: 43,098,135(3)(4)

Percentage: 66.3%(5)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 43,098,135(3)(4)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 43,098,135(3)(4)

(1)	Southcross Energy LLC (“SELLC”) ceased to beneficially own any securities of the Issuer as a result of the extinguishment of the equity in Holdings and Holdings GP held by SELLC on April 13, 2016 in connection with a reorganization of Holdings, Holdings GP and certain of their affiliates under a joint prepackaged plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code.
(2)	Charlesbank Capital Partners, LLC (“Charlesbank”) is the general partner of (i) Charlesbank Coinvestment Partners, Limited Partnership (“Coinvest”) and (ii) Charlesbank Equity Fund VI GP, Limited Partnership (“Equity VI GP”). Equity Fund VI GP is the general partner of each of Charlesbank Equity Fund VI, Limited Partnership (“Fund VI”), CB Offshore Equity Fund VI, L.P. (“Offshore VI”), and Charlesbank Equity Coinvestment Fund VI, Limited Partnership (“Coinvest VI” and together with Fund VI and Offshore VI, the “Charlesbank Funds”). Offshore VI is the sole shareholder of CB-Southcross Holdings, Inc. Pursuant to an investment and advisory agreement with each of the Charlesbank Funds, Charlesbank has authority to vote securities held by the Charlesbank Funds and to decide which securities to purchase and sell for the Charlesbank Funds. The Charlesbank Funds hold of record an approximate 85.2% membership interest in SELLC. SELLC ceased to beneficially own any securities of the Issuer as a result of the extinguishment of the equity in Holdings and Holdings GP held by SELLC on April 13, 2016 in connection with a reorganization of Holdings, Holdings GP and certain of their affiliates under a joint prepackaged plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. Therefore, Charlesbank ceased to beneficially own any securities of the Issuer.
(3)	Borrower directly owns of record all of the 14,646,129 Common Units representing limited partner interests, 15,958,990 Class B Convertible Units representing limited partner interests, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Holdings, and its non-economic general partner interest is held by Guarantor GP, which is owned of record 100% by Holdings.
(4)	Borrower was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment in kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to the Unpaid Class B PIK Rights. Therefore, on February 14, 2016, Borrower acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.
(5)	Based upon 36,542,194 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 2, 2016. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

Pursuant to the Plan, EIG and Southcross Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust, R. Blair Thomas, The Randall Wade 2010 Irrevocable Trust, The Kristina Wade 2010 Irrevocable Trust, and Randall S. Wade are referred to collectively in this Schedule 13D as the “EIG Parties.”

Southcross Aggregator, together with TW/LM GP Sub, LLC, Tailwater Energy Fund I LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, TW GP Holdings, LLC, Tailwater Holdings, LP, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights or Subordinated Units that were effected in the last 60 days by the Reporting Persons or Controlling Persons, except as described above and in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, the EIG Parties, the Tailwater Parties, and the Lenders (and their respective direct or indirect affiliates), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights or Subordinated Units.

(e) SELLC and Charlesbank ceased to be the beneficial owners of any interests in the Issuer as a result of the extinguishment of the equity in Holdings and Holdings GP held by SELLC on April 13, 2016 in connection with a reorganization of Holdings, Holdings GP and certain of their affiliates under a joint prepackaged plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. Other than SELLC and Charlesbank, no other Reporting Person has ceased to the beneficial owner of more than five percent of Common Units, Class B Convertible Units, Unpaid Class B PIK Rights, or Subordinated Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth or incorporated in Items 3 and 4 is incorporated by reference in this Item 6.

Under the Partnership Agreement, the Class B Convertible Units and Class B PIK Units will vote together with the Common Units as a single class and will vote as a separate class on any change to the Partnership Agreement that would adversely affect the Class B Convertible Units or Class B PIK Units. As promptly as reasonably practicable following receipt of a request from any Holder (as defined in the Partnership Agreement), SXE shall file a registration statement providing for the resale of the Registrable Securities (as defined and provided for in the Partnership Agreement). The Partnership Agreement also contains various provisions regarding the Common Units, Class B Convertible Units and Subordinated Units regarding voting, distributions, transfers, the allocation of profits and losses and various other matters.

Holdings, through its indirect ownership of Borrower, controls the activities of Borrower. Holdings GP, as the general partner of Holdings, controls the activities of Holdings. Pursuant to the Holdings GP Agreement, Holdings GP is managed by a board of directors (the “Holdings GP Board”). Pursuant to the Holdings GP Agreement, so long as (i) EIG is a Designating Party (as defined in the Holdings GP Agreement), EIG has the right to designate two directors to the Holdings GP Board, (ii) Tailwater is a Designating Party (as defined in the Holdings GP Agreement), Tailwater has the right to designate two directors to the Holdings GP Board, and (iii) the Lenders are a Designating Party, the Lender Majority has the right to designate two directors to the Holdings GP Board. Each such Designating Person has the sole right to remove (with or without cause), and to fill vacancies with respect to the Director(s) designated by such Person. Certain actions of Holdings GP requires approval of a majority of all directors of Holdings GP entitled to vote and the approval of at least one director designated by each Designating Party. In addition, certain other actions of Holdings GP requires the approval of a majority of all directors of Holdings GP entitled to vote.

The Holdings GP Agreement provides that Board of Directors of SXE GP (the “SXE GP Board”) shall be seven directors, currently consisting of Wallace C. Henderson, Ronald G. Steinhart, Jason Downie, Nicholas J. Caruso, Jr., Jerry W. Pinkerton, David W. Biegler, and Bruce Williamson. So long as (i) EIG is a Designating Party, EIG has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director (as defined in the Holdings GP Agreement)), (ii) Tailwater is a Designating Party, Tailwater has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director), and (iii) the

Lenders (as defined in the Holdings GP Agreement) are a Designating Party, the Lender Majority has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director); provided, however, an Independent Director designated by a Designating Party may be removed at any time by the Designating Party who designated such Independent Director or upon the vote or consent of a majority of the SXE GP Board; provided, further, however, that the Designating Party that designated such removed Independent Director shall have the right to designate an Independent Director to replace the removed Independent Director. The seventh member of the SXE GP Board shall be determined by a vote or consent of a majority of the Independent Directors of the SXE GP Board, provided that solely for the purposes of such vote, the votes of the Independent Director(s) from a single Designating Party shall collectively count as one vote. The Holdings GP Agreement provides there shall always be three Independent Directors on the SXE GP Board. If a Designating Party has forfeited its right to designate directors to serve on the SXE GP Board, the remaining Designating Party(ies) shall determine such forfeited directors, and if the Designating Parties cannot agree on such directors within fifteen (15) Business Days after the deemed resignation of such forfeited directors, the remaining members of the SXE GP Board, by majority vote or consent, shall determine such forfeited directors.

Pursuant to the Holdings LP Agreement, Holdings GP will manage, direct and control Holdings. As provided in the Holdings LP Agreement, certain actions of Holdings requires approval of Holdings GP requiring the approval of a majority of all directors entitled to vote and the approval of at least one director designated by each Designating Party. In addition, certain other actions of Holdings requires approval of Holdings GP requiring the approval of a majority of all directors entitled to vote.

On March 17, 2016, Holdings and the Issuer entered into an equity cure contribution agreement (the “Equity Cure Agreement”) related to that certain Third Amended and Restated Revolving Credit Agreement, dated as of August 4, 2014, among the Issuer, as borrower, Wells Fargo Bank, N.A. as administrative agent, UBS Securities LLC and Barclays Bank PLC, as co-syndication agents, JPMorgan Chase Bank, N.A., as documentation agent, and the lenders party thereto (as amended, the “Revolving Credit Agreement”). Under the terms of the Revolving Credit Agreement, the Issuer has the right to cure a default with respect to a financial covenant in the Revolving Credit Agreement by having Holdings purchase equity interests in or make capital contributions to the Issuer that result in proceeds that would satisfy the requirements of such financial covenant.

Pursuant to the Equity Cure Agreement, on March 30, 2016, Holdings contributed $11,884,000 (the “Contribution Amount”) to the Issuer to fund an equity cure in connection with a default with respect to a financial covenant in the Revolving Credit Agreement. In exchange for the Contribution Amount and pursuant to the Equity Cure Agreement, SXE issued 8,029,729 Common Units to Borrower. The number of Common Units was based on the volume weighted daily average price of a Common Unit, as reported on the New York Stock Exchange, for the 15 trading days beginning on April 7, 2016, provided that such weighted daily average price would be no less than $0.89 per Common Unit and no greater than $1.48 per Common Unit.

The descriptions of the Drop-Down Contribution Agreement, the Primary Contribution Agreement, the Partnership Agreement, the SXE GP Agreement, the Holdings GP Agreement, the Holdings LP Agreement, and the Holdings Drop-Down Contribution Agreement, and the Equity Cure Agreement (collectively, the “Agreements”) do not purport to be complete descriptions of all of the terms and conditions of each agreement. The foregoing descriptions are qualified in their entirety by reference to the full text of the Agreements, copies of which are Exhibits 1 through 6 and Exhibit 8 through 10 hereto and incorporated by reference herein.

The Transaction Agreements are filed as exhibits to this Schedule 13D only to provide investors with information regarding the terms and conditions of the Transaction Agreements, and not to provide investors with any other factual information regarding SXE or its subsidiaries or their business or operations. SXE’s investors should not rely on the representations and warranties in the Transaction Agreements or any descriptions thereof as characterizations of the actual state of facts or condition of SXE or any of its subsidiaries. Information concerning the subject matter of the representations and warranties in the Transaction Agreements may change after the date of the Transaction Agreements, and such subsequent information may or may not be fully reflected in SXE’s public disclosures or periodic reports filed with the Securities and Commission (the “SEC”). The Transaction Agreements should not be read alone, but should instead be read in relation with the other information regarding SXE and its subsidiaries, and their businesses and operations, that is or will be contained in, or incorporated by reference into, SXE’s Forms 10-K, Forms 10-Q and other documents that SXE files with or furnishes to the SEC.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1.	Contribution Agreement among TexStar Midstream Services, LP, Southcross Energy Partners, L.P. and Southcross Energy GP LLC dated June 11, 2014 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated June 12, 2014).

Exhibit 2.	Contribution Agreement among BBTS Borrower LP, Southcross Energy LLC and Southcross Holdings LP dated June 11, 2014 (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Southcross Energy LLC on August 14, 2014).

Exhibit 3.	Third Amended and Restated Limited Liability Company Agreement of Southcross Holdings GP LLC dated April 13, 2016 (incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed by TW Southcross Aggregator LP on April 20, 2016).

Exhibit 4.	Third Amended and Restated Agreement of Limited Partnership of Holdings, dated April 13, 2016 (incorporated herein by reference to Exhibit 2 to the Schedule 13D/A filed by TW Southcross Aggregator LP on April 20, 2016).

Exhibit 5.	Third Amended and Restated Agreement of Limited Partnership of Southcross Energy Partners, L.P. dated August 4, 2014 (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated August 4, 2014).

Exhibit 6.	Second Amended and Restated Limited Liability Company Agreement of Southcross Energy Partners GP, LLC, dated August 4, 2014 (incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K dated August 4, 2014).

Exhibit 7.	Joint Filing Agreement (incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by Southcross Energy LLC on August 14, 2014).

Exhibit 8.	Purchase, Sale and Contribution Agreement, by and among Southcross Energy Partners, L.P., Southcross CCNG Gathering Ltd., Southcross NGL Pipeline Ltd., FL Rich Gas Services, LP, TexStar Midstream Utility, LP, Frio LaSalle Pipeline, LP and Southcross Holdings, LP, dated as of May 7, 2015 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 8, 2015).

Exhibit 9.	Equity Cure Contribution Agreement, dated March 17, 2016, by and between Southcross Energy Partners, L.P. and Southcross Holdings LP (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 22, 2016).

Exhibit 10.	Debtors’ Joint Prepackaged Chapter 11 Plan of Southcross Holdings LP, Southcross Holdings GP LLC, Southcross Holdings Guarantor LP, Southcross Holdings Guarantor GP LLC, Southcross Holdings Borrower LP, and Southcross Holdings Borrower GP LLC, and certain of their affiliates, and Confirmation Order.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2016

SOUTHCROSS ENERGY LLC, a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

CHARLESBANK CAPITAL
PARTNERS, LLC, a Massachusetts limited liability company

By:	/s/ Stephanie Paré Sullivan
Stephanie Paré Sullivan
General Counsel and Chief Administrative Officer

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS
GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS
BORROWER GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

APPENDIX 1

The name, principal address and position of the executive officers and directors, as applicable, of the following entities are as follows:

Southcross Energy LLC

Samuel P. Bartlett	Manager	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

David W. Biegler	Manager, Chairman, Chief Executive Officer and President	Chairman of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Jon M. Biotti	Manager	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Manager	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

David M. Mueller	Treasurer	Vice President, Commercial and Operations Support of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Charlesbank Capital Partners, LLC

Sam Bartlett	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Jon M. Biotti	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

J. Ryan Carroll	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Choe	Managing Director and President	Managing Director and President, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Eisenson	Managing Director and Chief Executive Officer	Managing Director and Chief Executive Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Andrew Janower	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116
Joshua Klevens	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Tim Palmer	Managing Director and Chief Operating Officer	Managing Director and Chief Operating Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Brandon White	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

John k. Fiyod	Chief Financial Officer	Chief Financial Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Stephanie Paré Sullivan	General Counsel and Chief Administrative Officer	General Counsel and Chief Administrative Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Tami E. Nason	Chief Compliance Officer	Chief Compliance Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Southcross Holdings GP LLC

Randall Wade	Director	Chief Operating Officer, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Wallace C. Henderson	Director	Managing Director, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Jason Downie	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

Edward Herring	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings LP

The sole general partner of Southcross Holdings LP is Southcross Holdings GP LLC.

Southcross Holdings Guarantor GP LLC

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Guarantor LP

The sole general partner of Southcross Holdings Guarantor LP is Southcross Holdings Guarantor GP LLC.

Southcross Holdings Borrower GP LLC

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Bret M. Allan	Senior Vice President, Chief Financial Officer	Senior Vice President, Chief Financial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Joel Moxley	Senior Vice President, Chief Commercial Officer	Senior Vice President, Chief Commercial Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Kelly J. Jameson	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

G. Tracy Owens	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1717 Main Street, Suite 5200, Dallas, Texas 75201

Southcross Holdings Borrower LP

The sole general partner of Southcross Holdings Borrower LP is Southcross Holdings Borrower GP LLC.